EXHIBIT 99.1

Qiao Xing Universal’s Subsidiary Secures Order From
China Telecom Shenzhen Branch to Supply CDMA Wireless Cityphone Handset

     HUIZHOU, Guangdong, China, May 31 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc (Nasadq: XING) today announced that its subsidiary, Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI) has won a bid for supplying China Telecom (NYSE: CHA) Shenzhen Branch (Shenzhen Telecom) with Wireless Cityphones (Cityphone). The initial purchase order was for 20,000 units and the negotiation regarding a second order of 100,000 units has started. It is anticipated that this Cityphone business will bring in an additional revenue of up to USD15 million within the next 12 months following the first shipment.

     Like the PHS phone, the CDMA Wireless Cityphone is a mobile wireless communication terminal product based on the landline network mainly operated by China Telecom and China Netcom in China. It uses however the CDMA technology instead of the PHS one, therefore, the former is much more advanced in terms of technology. The advantages of the CDMA technology over its counterpart include better communication qualities and ease in transition to 3G. Based on the one-way charge system, The airtime charge for using Cityphone is the same as that for the in-door telephone.

     Mr. Wu Rui Lin, Chairman of XING said, “It is encouraging news that our product is recognized by the telecommunication operators of Shenzhen, whose trend-setting inhabitants are reputed to embrace innovation and be constantly on the look out for new features in consumer products. In Shenzhen alone it is estimated there will be 2 million users. Can we imagine how enormous the potential could be when other cities start to follow Shenzhen’s practice?

     “As a supplier of a major player like Shenzhen Telecom in the province of Guangdong in China, we are driven to continuously improve our capabilities in R&D and product design to meet the stringent requirements and high expectations of the final consumers in this vibrant city. Being one of the biggest indoor telephone players and an emerging mobile phone company in China, we think it one of our obligations to make joint efforts with telecommunications operators to serve the users with more advanced and affordable services and products.

     “The credentials that we will build up in Shenzhen will facilitate our expansion to other major cities when they progressively adopt Cityphones”

About Qiao Xing Universal Telephone, Inc.

     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $222 million in 2003. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and DVD players. XING currently distributes over 200 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.

Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

     SOURCE Qiao Xing Universal Telephone, Inc.

     -0- 05/31/2005

     /CONTACT: Rick Xiao, IR Director of Qiao Xing Universal Telephone, Inc., +86-752-282-0268, or rickxiao@qiaoxing.com; or Denise Roche or David Pasquale of The Ruth Group, +1-646-536-7008/7006, or droche@theruthgroup.com or dpasquale@theruthgroup.com, for XING /

     /Web Site: http://www.cosun-xing.com/

     (XING)